FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

April 24, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Financial Reporting

Dated : April 24, 2007

Fit for the future

Report for the 1st quarter of 2007

Contents

Highlights 2
Akzo Nobel results 3

Segment data
Akzo Nobel Coatings 4
Akzo Nobel Chemicals 6

Financial statements
Consolidated statement of income 8
Condensed consolidated balance sheet 9
Condensed consolidated statement of cash flows 10
Changes in equity 11
Information on segments and incidentals 12
Information on discontinued operations – Organon BioSciences 13
Contact details and financial calendar 15

AKZO NOBEL

2	Report for the 1st quarter of 2007

Highlights

Strong quarter for the new Akzo Nobel

•	6% autonomous growth for Coatings and Chemicals
•	Operational results increase 18%; EBITDA margin further improved to 12.3%
•	Coatings – higher EBITDA margin on 8% revenues growth
•	Chemicals – strong EBITDA margin maintained on 4% autonomous growth
•	Good quarter for Organon and Intervet
•	EUR 11 billion cash deal for Organon BioSciences announced
•	EUR 1.6 billion share buyback program commencing on May 3, 2007

Millions of euros (EUR) or %	1st quarter

	2007	2006		Δ%
Continuing operations (Coatings and
Chemicals) before incidentals:
Revenues	2,501	2,472		1
EBITDA	307	279		10
EBITDA margin	12.3	11.3
EBIT	219	185		18
Net income from continuing
operations	133	113		18
Net income from discontinued
operations (Organon BioSciences)	111	102		9

Net income (attributable
to equity holders)	246	249		(1)
Earnings per share, in EUR	0.86	0.87
Invested capital	8,296	8,060	[1]
Moving average ROI	13.7	13.3
Net interest-bearing borrowings	955	1,090	[1]

1 At December 31.

Akzo Nobel	3

Organon BioSciences treated as discontinued operation
On March 12, 2007, the company announced its intention to divest Organon BioSciences (OBS) to Schering-Plough, following their EUR 11 billion binding cash offer. As a consequence, in accordance with IFRS 5, the OBS activities qualify as so-called discontinued operation. As a result, going forward no depreciation or amortization is recognized anymore for the OBS activities, which increased pre-tax results by EUR 5 million.

The continuing operations consist of the Coatings and Chemicals activities.

Revenues – 6% autonomous growth
Revenues of EUR 2.5 billion were up 1% on last year. Autonomous growth was 6%. Volumes increased 3%, with Coatings as the main contributor. Average selling prices were 3% higher at both Coatings and Chemicals. Currency translation had a 3% negative effect in the quarter, mainly attributable to the weaker U.S. dollar and the Asian currencies. Acquisitions and divestments on balance had a 2% negative impact. Sico formed the main acquisition at Coatings. Divestments mainly related to the Chemicals divestment program. Total revenues of Akzo Nobel developed as follows:

predominantly the sale of a Coatings plant near Barcelona, Spain. For further details see the table on page 12.

Net financing charges decreased from EUR 34 million to EUR 27 million, mainly due to higher cash and cash equivalents and lower short-term borrowings. Interest coverage in the first quarter was 7.9 (2006: 6.8).

The share in profit of associates decreased from EUR 20 million to EUR 12 million in 2007. The 2006 number included incidental gains of EUR 6 million related to Acordis. Operational results of Flexsys were somewhat lower in the quarter.

The income tax charge in the first quarter of 2007 was 28%, compared with 29% in 2006, due to lower tax rates in certain countries, including the Netherlands.

Net income virtually unchanged
The combination of improved operational earnings and lower incidentals resulted in 1% lower net income of EUR 246 million, which include both continuing and discontinued operations. Earnings per share were EUR 0.86 (2006: EUR 0.87).

In %	Total	Volume	Price	Currency translation	Acquisitions/divestments

Coatings	8	5	3	(4)	4
Chemicals	1	1	3	(2)	(1)
Akzo Nobel	1	3	3	(3)	(2)[1]

[1] Included is the effect of the divestment of certain activities in Other.

EBITDA improved 10%
EBITDA before incidentals in the first quarter amounted to EUR 307 million, up 10% on the EUR 279 million of 2006. Coatings was the main contributor to this increase. This translated into an EBITDA margin of 12.3% (2006: 11.3%). At Chemicals, the EBITDA margin was maintained at 17.9%.

Operational earnings boost of 18%
Before incidentals, operating income rose 18% from EUR 185 million to EUR 219 million. The EBIT margin was 8.8%, against 7.5% in the first quarter of 2006. Both Coatings and Chemicals realized strong autonomous growth and cost savings. Almost all activities did better than last year. Substantial further growth was achieved in the emerging markets, while most businesses in Europe also improved their performance.

The improvement in EBIT reported as “Other” was caused by favorable IAS 39 fair value adjustments and better results of the captive insurance companies due to lower damages. Including incidentals, operating income decreased 9% to EUR 212 million, with an EBIT margin of 8.5% (2006: 9.4%). Incidentals in 2007 were a net loss of EUR 7 million, compared with a gain of EUR 47 million in the first quarter of 2006. The 2006 figure was positive due to sizable gains on divestments in that quarter,

Before incidentals, net income rose 13% from EUR 215 million to
EUR 244 million. Net income breaks down as follows:

	Net income before
Millions of euros	incidentals		Net income

	2007	2006	2007	2006

Continuing operations	133	113	134	150
Discontinued operations	111	102	112	99

Akzo Nobel	244	215	246	249

Workforce
Akzo Nobel’s workforce at Coatings and Chemicals consisted of 42,880 employees, up compared with the 42,690 employees at year-end 2006. The number of employees at Organon BioSciences was 19,140.

Trading conditions in 2007
Akzo Nobel is well positioned for profitable growth. Assuming that no significant changes in the major economies of the world occur, Akzo Nobel believes that it is well placed to outgrow its markets and further improve the financial returns in Coatings and Chemicals.

Highlights 1st quarter
Report for the 1st quarter of 2007

4	Report for the 1st quarter of 2007

Akzo Nobel Coatings – higher EBITDA margin on 8% revenues growth

•	Revenues up 8% – autonomous growth and acquisitions
•	Currency headwinds – 4% on revenues
•	Emerging markets drive growth; European businesses improving
•	EBITDA up 11%
•	Decorative Coatings – promising start to the year; volume growth and margin improvement
•	Continued raw material pressure – particularly at industrial businesses

Millions of euros or %	1st quarter

	2007	2006	[1]	Δ%
Revenues
Decorative Coatings	549	474
Industrial activities	495	474
Marine & Protective Coatings	304	270
Car Refinishes	230	234
Intragroup revenues/other	(24)	(18)

Total	1,554	1,434		8

EBITDA before incidentals	153	138		11
EBITDA margin	9.8	9.6

EBIT before incidentals	117	104		13
EBIT margin	7.5	7.3

EBIT (operating income)	114	209		(45)
EBIT margin	7.3	14.6

Capital expenditures	31	22

Invested capital	2,754	2,653	[2]
Moving average ROI	19.9	19.9

Number of employees	31,990	31,660	[2]

[1]	2006 figures have been restated for minor changes in the business unit structure.
[2]	At December 31.

Results
Coatings achieved a strong quarter with revenues growth of 8% on last year. Autonomous growth was 8%, thanks to 5% higher volumes and 3% price increases. Acquisitions added 4%, while the currency impact was 4% negative.

EBITDA before incidentals grew 11% to EUR 153 million, with the EBITDA margin improving from 9.6% to 9.8%.

Before incidentals, operating income grew 13% to EUR 117 million, with an increased EBIT margin of 7.5%. Various restructuring measures implemented in recent years improved our cost competitiveness in mature markets, while price increases across the board are starting to restore margins that were affected by the raw materials price hike that began in 2005.

Decorative Coatings
Decorative Coatings had a promising start to the year. Double-digit revenues growth was driven by acquisitions and higher volumes. Sales in Europe were strong due to the overall improved economic climate and the mild winter conditions. Sales volumes at Building Adhesives were up 8%, with growth in all regions. There is increased management focus on the turnaround of underperforming activities. Earnings of Sico (acquired in May 2006) are developing favorably.

Akzo Nobel	5

Industrial activities
The industrial activities continued to deliver a healthy performance, although the slowdown in the U.S. housing industry affected parts of the business, including our supply to Asia’s export industries. Western European-based businesses all had a good start to 2007, while in Asia and Eastern Europe high growth rates continued, driven by strong demand in commercial construction. The Plastic Coatings activity is growing rapidly due to the further penetration in the electronics markets. Powder Coatings improved top-line and bottom-line results compared to the first quarter of last year on strong demand and cost reduction programs. Business was particularly good in Western Europe, where double-digit growth was realized in the mature markets due to increased industry demand. Sales were also strong in Asia Pacific. New plants in Russia and China were started up to serve local customers.

Marine & Protective Coatings
Marine & Protective Coatings again achieved double-digit revenues growth, as a result of the strong expansion in the Asia Pacific region (in particular China, India, and Singapore). Marine’s profits are still suffering from raw material price pressure. Demand for protective coatings was strong, both in the onshore and offshore markets in Asia Pacific. The promising Intersleek® 900 product for protective applications was launched in February. First orders have been placed, and deliveries will start in the course of 2007. At Aerospace Coatings, there was solid demand from the large manufacturers and a move into new territories by other manufacturers.

Car Refinishes
Car Refinishes improved EBIT margins as a result of the cost saving measures of recent years and positive volume developments. The flat top-line is the result of unfavorable U.S. dollar-related currencies. Strong focus on sales to major customers in Europe resulted in volume gains, while the changeover to waterborne basecoats continued. The North American commercial vehicle business was strong, while volume growth in China and India was above market rates. Our Sign Coatings activity is expanding into Asia.

Case study
Akzo Nobel’s Sikkens coatings brand has introduced Rubbol® XD, an innovative high gloss finish, which offers unprecedented outdoor durability.

Based on a unique and patented binder technology, Rubbol XD is several years ahead of European legislation which will limit the use of solvents from 2010 onward. Rubbol XD stands for eXtremely Durable. Although application and flow characteristics are comparable to Sikkens’ current top product—Rubbol SB—its aesthetic and durability characteristics are considerably better.

The technical recoatability time of eight to ten years offers major benefits for both the painter and the customer. Buildings need to be recoated less frequently and look exceptional in the meantime.

Akzo Nobel Coatings
Report for the 1st quarter of 2007

6	Report for the 1st quarter of 2007

Akzo Nobel Chemicals – strong EBITDA margin maintained on 4% autonomous growth

•	Autonomous growth of 4%; negative currency impact of 2%
•	Operational result up 6%; margin management programs paying off
•	EBITDA margin of 17.9%
•	Raw materials and energy pressure successfully countered
•	Strong performance across all business areas

Millions of euros or %	1st quarter

	2007	2006	[1]	Δ%
Revenues
Pulp & Paper Chemicals	245	247
Base Chemicals	225	240
Functional Chemicals	200	191
Surfactants	139	138
Polymer Chemicals	132	132
Intragroup revenues/other	(24)	(36)

Total	917	912		1

EBITDA before incidentals	164	163		1
EBITDA margin	17.9	17.9

EBIT before incidentals	115	108		6
EBIT margin	12.5	11.8

EBIT (operating income)	111	80		39
EBIT margin	12.1	8.8

Capital expenditures	50	40

Invested capital	1,959	1,960	[2]

Moving average ROI	18.3	17.9

Number of employees	9,180	9,300	[2]

[1]	2006 figures have been restated for minor changes in the business unit structure. In addition, the “activities (to be) divested” have now been included under Other at company level.
[2]	At December 31.

Results
Revenues increased by 1% to EUR 917 million. Volume growth of 1% and 3% price increases were partially offset by a negative currency impact of 2% (primarily the U.S. dollar) and a 1% divestment effect.

EBITDA was virtually unchanged at EUR 164 million and the EBITDA margin was maintained at 17.9%.

Operating income before incidentals amounted to EUR 115 mln, 6% better than in the previous year. The EBIT margin improved to 12.5%, as a result of the focused margin management programs at all units. The moving average ROI improved from 17.9% to 18.3%.

Pulp & Paper Chemicals
In Pulp & Paper Chemicals, autonomous growth of 1% from higher selling prices was offset by negative currency translation effects and the transfer of the U.S. hydrogen peroxides businesses to the OCI joint venture. Bleaching Chemicals margins are improving as selling price increases are being implemented, in particular in Europe and the Americas. Paper Chemicals achieved good volume growth in Asia. The favorable product mix and cost saving programs were the main contributors to the substantially improved operational performance in the first quarter of 2007.

Akzo Nobel	7

Base Chemicals
Base Chemicals turned in a strong EBIT(DA) increase, mainly driven by Chlor Alkali (strong demand for chlorine and caustic) and Energy. Revenues were negatively affected (6%) by the outsourcing of technical services in Rotterdam and Delfzijl, the Netherlands. High production levels were achieved at both sites, with a record volume for Rotterdam in March. In Delfzijl, the new MCA plant is now fully operational. Road Salt’s earnings were lower than in the previous year, due to the very mild winter in Europe.

Functional Chemicals
Functional Chemicals had a good first quarter of 2007, with revenues growth of 5%. Margins were sustained with a good performance, particularly of Ethylene Amines and Salt Specialties, despite ongoing raw material price pressure. The 2006 production problems at Ethylene Amines were resolved. Chelates, Sulfur Products, and Cellulosic Specialties achieved increased margins on higher volumes and prices.

Surfactants
Revenues of Surfactants were 1% higher than the previous year, despite a negative currency impact of 4%. A clear volume increase in China, the launch of our Feixiang Chemicals joint venture, and higher sales in agro and industrial applications (asphalt and mining) all contributed to growth. Our plants are running at high capacity utilization levels. Operating income was ahead of the first quarter of 2006 in spite of high raw material prices.

Polymer Chemicals
Polymer Chemicals revenues were unchanged compared to the same period in the previous year. Autonomous growth of 4% was fully offset by the negative currency impact. Sales volumes improved on last year despite lower demand in the U.S. PVC market, driven by a weakening of the U.S. housing industry. Operating income was ahead of 2006 due to cost savings and margin management.

Divestment program
The divestment program started in 2005 has been completed after the recent announcements of the sale of the Akcros Chemicals PVC Additives business and of the European-based Methyl Amines and Chlorine Chloride (MACC) activities. The sale of Akzo Nobel’s 50%-stake in the Flexsys joint venture is expected to be concluded in the second quarter of 2007.

Case study
Akzo Nobel has invested nearly EUR 7 million to install a woodchip-fired boiler at its salt facility in Mariager, Denmark. The boiler will be able to supply around half of the facility’s demand for steam, which is needed to produce the salt.

The boiler creates flexibility for the company in relation to the choice of fuel, making us less dependent on natural gas, which is sold for very high prices at the moment.

Woodchips are a cheaper and more sustainable fuel. Woodchips are CO2-neutral as the emitted CO2 is balanced with the growth of forests. Moreover the woodchips are produced through the process of forest maintenance; they are not won at the expense of the environment.

Akzo Nobel Chemicals
Report for the 1st quarter of 2007

8	Report for the 1st quarter of 2007

Consolidated statement of income

Millions of euros	1st quarter

	2007	2006	Δ%
Continuing operations
Revenues	2,501	2,472	1
Cost of sales	(1,532)	(1,560)

Gross profit	969	912
Selling expenses	(549)	(562)
Research and development expenses	(71)	(73)
General and administrative expenses	(162)	(160)
Other operating income	25	115

Operating income (EBIT)	212	232	(9)
Financing income	33	28
Financing expenses	(60)	(62)

Operating income less financing income and expenses	185	198
Share in profit of associates	12	20

Profit before tax	197	218
Income taxes	(55)	(64)

Profit for the period from continuing operations	142	154	(8)

Discontinued operations (Organon BioSciences)
Profit for the period from discontinued operations	112	99

Profit for the period	254	253	–

Attributable to:
Equity holders of the company (net income)	246	249	(1)
Minority interest	8	4

Profit for the period	254	253	–

Income per share, in EUR:
– basic	0.86	0.87
– diluted	0.85	0.87

Interest coverage	7.9	6.8

Akzo Nobel	9

Condensed consolidated balance sheet

Millions of euros	March 31, 2007	Dec 31, 2006 pro forma	Dec 31, 2006

Property, plant and equipment	2,228	2,249	3,346
Intangible assets	529	536	682
Financial noncurrent assets	1,337	1,351	1,706

Total noncurrent assets	4,094	4,136	5,734

Inventories	1,220	1,190	2,042
Receivables	2,399	2,111	2,919
Cash and cash equivalents	1,904	1,871	1,871
Assets held for sale	3,486	3,477	219

Total current assets	9,009	8,649	7,051

Total assets	13,103	12,785	12,785

Akzo Nobel N.V. shareholders’ equity	4,396	4,144	4,144
Minority interest	117	119	119

Total equity	4,513	4,263	4,263

Provisions	1,856	1,910	2,132
Deferred income			7
Deferred tax liabilities	153	149	174
Long-term borrowings	2,532	2,505	2,551

Total noncurrent liabilities	4,541	4,564	4,864

Short-term borrowings	327	304	410
Current payables	2,609	2,486	3,223
Liabilities held for sale	1,113	1,168	25

Total current liabilities	4,049	3,958	3,658

Total equity and liabilities	13,103	12,785	12,785

Shareholders’ equity per share, in EUR	15.28		14.44
Number of shares outstanding, in millions	287.7		287.0
Gearing	0.21		0.26
Invested capital	8,296		8,060

In the December 31, 2006 pro forma column, Organon BioSciences has been treated as if it would qualify as discontinued operation as of that date.

Consolidated statement of income
Condensed consolidated balance sheet
Report for the 1st quarter of 2007

10	Report for the 1st quarter of 2007

Condensed consolidated statement of cash flows

Millions of euros		1st quarter

		2007		2006 [1]
Profit for the period	254		253
Income discontinued operations	(112)		(99)
Adjustments to reconcile earnings to cash generated from operating activities:
Depreciation and amortization	88		94
Impairment losses	–		5
Financing income and expenses	27		34
Share in profit of associates	(12)		(14)
Income taxes	55		64

Operating profit before changes in working capital and provisions		300		337

Changes in working capital	(204)		(241)
Changes in provisions	(71)		50
Other	(2)		5

		(277)		(186)

Cash generated from operating activities		23		151

Interest paid	(12)		(11)
Income taxes paid	(68)		(32)
Pre-tax gain on divestments	8		(128)

		(72)		(171)

Net cash from operating activities		(49)		(20)

Capital expenditures	(83)		(66)
Interest received	9		10
Repayments from associates	18		7
Dividends from associates	3		2
Acquisition of consolidated companies [2]	–		(33)
Proceeds from sale of interests[2]	29		95
Other changes in noncurrent assets	9		22

Net cash from investing activities		(15)		37

Changes in borrowings	22		28
Issue of shares	35		5
Dividends	(8)		(2)

Net cash from financing activities		49		31

Net cash provided by/(used for) continuing operations		(15)		48

Cash flows from discontinued operations
Net cash from operating activities	92		92
Net cash from investing activities	(48)		(24)
Net cash from financing activities	4		(12)

		48		56

Net change in cash and cash equivalents of continued
and discontinued operations		33		104
Cash and cash equivalents at January 1		1,871		1,486
Effect of exchange rate changes on cash and cash equivalents		–		(6)

Cash and cash equivalents at March 31		1,904		1,584

1 Reclassified for comparative purposes.
2 Net of cash acquired or disposed of.

Akzo Nobel	11

Changes in equity

Millions of euros	Sub- scribed share capital	Additional paid-in capital	Change in fair value of derivatives	Cumulative translation reserves	Other (statutory) reserves and undistribu- ted profits	Share- holders’ equity	Minority interest	Total equity

Balance at December 31, 2005	572	1,803	22	142	876	3,415	161	3,576
Changes in fair value of derivatives			16			16		16
Changes in exchange rates in respect of subsidiaries, associates and joint ventures				(15)		(15)	(1)	(16)

Income/(expense) directly recognized in equity			16	(15)		1	(1)	–
Profit for the period					249	249	4	253
Total income/(expenses)			16	(15)	249	250	3	253

Dividend paid							(2)	(2)
Equity-settled transactions					4	4		4
Issue of common shares	–	5				5		5
Changes in minority interest in subsidiaries							(10)	(10)

Balance at March 31, 2006	572	1,808	38	127	1,129	3,674	152	3,826

Balance at December 31, 2006	574	1,841	(2)	30	1,701	4,144	119	4,263
Changes in fair value of derivatives			(5)			(5)		(5)
Changes in exchange rates in respect of subsidiaries, associates and joint ventures				(29)		(29)	(1)	(30)

Income/(expenses) directly recognized in equity			(5)	(29)		(34)	(1)	(35)
Profit for the period					246	246	8	254

Total income/(expenses)			(5)	(29)	246	212	7	219
Dividend paid							(8)	(8)
Equity-settled transactions					5	5		5
Issue of common shares	1	34				35		35
Changes in minority interests in subsidiaries							(1)	(1)

Balance at March 31, 2007	575	1,875	(7)	1	1,952	4,396	117	4,513

Cash position virtually unchanged
Cash and cash equivalents increased EUR 33 million in the first quarter of 2007, compared with EUR 104 million in 2006. The difference was mainly attributable to lower proceeds from divestments. The seasonal increase of working capital was lower than in the first quarter of 2006, even taking into account revenues growth.

Capital expenditures amounted to EUR 83 million, up EUR 17 million on the 2006 first quarter level. Capital expenditures were 101% of depreciation (2006: 75%). Expenditures were up both at Coatings at Chemicals.

Proceeds from the sale of interests both in 2007 and 2006 related to installment payments for the divestment of a Coatings plant near Barcelona, Spain (divested in 2006) and to the sale of several Chemicals activities under the divestment program initiated in 2005.

Strong financial position
Invested capital at March 31, 2007 amounted to EUR 8.3 billion, EUR 0.2 billion higher than at December 31, 2006, mainly due to the seasonal increase of working capital, in particular at Coatings.

Equity rose EUR 250 million, mainly as a result of first quarter income. During the first quarter of 2007, 647,649 stock options were exercised. These options were fulfilled by 407,739 new common shares being issued and 239,910 common shares already held by the company.

The company will start a share buyback program for EUR 1.6 billion on May 3, 2007. Subject to shareholder approval at the Annual General Meeting of Shareholders on April 25, 2007, these shares will be cancelled.

The company’s strong financial position further improved with net interest-bearing borrowings dropping EUR 0.1 billion to EUR 1.0 billion. As a consequence, gearing improved to 0.21 (December 31, 2006: 0.26).

Condensed consolidated statement of cash flows
Changes in equity
Report for the 1st quarter of 2007

12	Report for the 1st quarter of 2007

Information on segments and incidentals

Millions of euros or %	1st quarter

	2007	2006 [1]	Δ%
Revenues
Coatings	1,554	1,434	8
Chemicals	917	912	1
Other/eliminations	30	126

Total	2,501	2,472	1

EBITDA before incidentals
Coatings	153	138	11
Chemicals	164	163	1
Other	(10)	(22)

Total	307	279	10

EBITDA margin	12.3	11.3

EBIT (operating income) before incidentals
Coatings	117	104	13
Chemicals	115	108	6
Other	(13)	(27)

Total	219	185	18

EBIT margin	8.8	7.5

EBIT (operating income)
Coatings	114	209	(45)
Chemicals	111	80	39
Other	(13)	(57)

Total	212	232	(9)

EBIT margin	8.5	9.4

Incidentals
Results on divestments	(3)	128
Restructuring and impairment charges	(4)	(38)
Charges related to major legal, antitrust, and environmental cases		(43)

Total incidentals	(7)	47

1 The figures for 2006 have been restated because Chemicals’ “activities (to be) divested” have now been included under Other at company level.

Akzo Nobel	13

Information on discontinued operations – Organon BioSciences

Millions of euros or %		Organon				Intervet			Organon BioSciences

	2007	2006		Δ%	2007	2006		Δ%	2007	2006		Δ%

Revenues	626	644		(3)	300	282		6	920	920		–

EBIT before incidentals	84	84		–	65	58		12	147	142		4
EBIT margin	13.4	13.0			21.7	20.6			16.0	15.4

EBIT (Operating income)	87	80		9	64	58		10	149	138		8
EBIT margin	13.9	12.6			21.3	20.6			16.2	15.0

S&D expenses as % of revenues	32.4	31.9			22.9	24.1			29.6	29.7
R&D expenses as % of revenues	18.2	19.2			9.3	9.6			15.4	16.5

Capital expenditures	26	16			11	8			37	24
Invested capital	1,576	1,579	[1]		967	949	[1]		2,599	2,556	[1]
Number of employees	13,650	13,760	[1]		5,420	5,370	[1]		19,140	19,190	[1]

The minor differences between the Organon BioSciences figures and the sum of the Organon and Intervet amounts relate to other activities and eliminations. The numbers of Organon include the Nobilon activity.
1 At December 31.

On March 12, 2007, the company announced its intention to divest Organon BioSciences (OBS) to Schering-Plough, following their binding cash offer of EUR 11 billion. As a consequence, in accordance with IFRS 5, the OBS activities qualify as so-called discontinued operation. As a result, going forward no depreciation or amortization is recognized anymore for the OBS activities, which increased pre-tax results by EUR 5 million.

Organon
During the first quarter, Organon’s key products continued their strong performance shown throughout 2006, resulting in 4% autonomous growth. Our major products such as NuvaRing®, Puregon®, and Esmeron® contributed to this growth. However, with EUR 626 million, revenues were 3% lower than in 2006. This was mainly due to 4% negative currency translation effects and the loss of Avinza® revenues that accounted for a 3% decline.

Operating income before incidentals was unchanged at EUR 84 million. The effect of lower revenues and increased marketing expenditures in the United States were offset by lower R&D expenses and deprecation and amortization charges. As a percentage of revenues, R&D expenses decreased from 19.2% to 18.2% in the first quarter of 2007.

For further details on the development of sales of Organon’s key products, see the Akzo Nobel website at www.akzonobel.com/ investorrelations/financialfaq.

Intervet
First quarter revenues of Intervet grew 6% to a record EUR 300 million. Autonomous growth was 12%. Key driver was the business in Europe, where performance last year was hampered by the avian influenza. The companion animal business also achieved a very strong performance, in particular through continued growth for Scalibor® (canine protector band).

The North American activities turned in healthy autonomous growth, in spite of severe weather conditions in the Midwest. However, revenues in that region were affected by the weaker U.S. dollar and divestments. Sales in the other regions of the world were also affected by weaker currencies. In total, currencies had a 4% negative impact and divestments caused a 2% revenues reduction.

Mainly as a result of the revenues growth achieved, operating income before incidentals increased by 12% to EUR 65 million. This translates into a healthy EBIT margin of 21.7%.

Arnhem, April 24, 2007

The Board of Management

Information on segments and incidentals
Information on the discontinued operations –
Organon BioSciences
Report for the 1st quarter of 2007

14	Report for the 1st quarter of 2007

Discontinued operations statement of income
Millions of euros	1st quarter

	2007	2006	Δ%

Revenues	920	920	–
Expenses	(774)	(780)

Profit before tax	146	140
Income taxes	(34)	(41)

Income from discontinued operations	112	99	13

Assets and liabilities held for sale of Organon BioSciences
Millions of euros	March 31, 2007

Property, plant and equipment	1,093
Intangible assets	153
Financial noncurrent assets	361
Inventories	851
Receivables	814

Assets held for sale	3,272

Noncurrent liabilities	302
Short-term borrowings	106
Current payables	682

Liabilities held for sale	1,090

Note: Cash and cash equivalents reported for Organon BioSciences are not included in assets held for sale as these will be settled with the purchase price at the closing of the deal.

The report for the 2nd quarter of 2007 will be published on July 24, 2007.

Notes
The data in this report are unaudited.

This interim financial report is in compliance with IAS 34 – Interim Financial Reporting. The same accounting policies and methods of computation have been applied as in the 2006 financial statements, a copy of which can be found on the company’s website www.akzonobel.com.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin is operating income (EBIT) as percentage of revenues.

EBITDA is EBIT before depreciation and amortization.

Invested capital is total assets less cash and cash equivalents, less current liabilities.

Moving average ROI is EBIT before incidentals of the last four quarters divided by the average invested capital of those four quarters.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com. The 2006 Annual Report on Form 20-F will be available at the end of the second quarter of 2007.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Akzo Nobel	15

Contact details

Akzo Nobel NV
Velperweg 76
P.O. Box 9300
6800 SB Arnhem, the Netherlands
Tel:	+31 26 366 4433
Fax:	+31 26 366 3250
Internet:	www.akzonobel.com

For more information:
The explanatory sheets used by the CFO during the press
conference can be viewed on Akzo Nobel’s corporate website
www.akzonobel.com.

Akzo Nobel Corporate Communications
Tel:	+31 26 366 2241
Fax:	+31 26 366 5850
E-mail:	info@akzonobel.com

Akzo Nobel Investor Relations
Tel:	+31 26 366 4317
Fax:	+31 26 366 5797
E-mail:	investor.relations@akzonobel.com

Financial calendar

Annual Meeting of Shareholders
April 25, 2007

Quotation ex 2006 final dividend
April 27, 2007

Start of the share buyback program
May 3, 2007

Payment of 2006 final dividend
May 7, 2007

Report for the 2nd quarter 2007
July 24, 2007

Report for the 3rd quarter 2007
October 23, 2007

Quotation ex 2007 interim dividend
October 24, 2007

Payment of 2007 interim dividend
October 31, 2007

Contact details and financial calendar
Report for the 1st quarter of 2007

16	Report for the 1st quarter of 2007

Key brands Akzo Nobel